UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

         Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections
              13 and 15(d) of the Securities Exchange Act of 1934

                                             Commission File Number: 333-73107

                  St. John Knits International, Incorporated
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            (Exact name of registrant as specified in its charter)

                            17622 Armstrong Avenue
                           Irvine, California 92614
                                (949) 863-1171
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      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, par value $.01 per share
                  12 1/2% Senior Subordinated Notes due 2009
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           (Title of each class of securities covered by this Form)

                                     None
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      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   [ ]        Rule 12h-3(b)(1)(i)    [X]
         Rule 12g-4(a)(1)(ii)  [ ]        Rule 12h-3(b)(1)(ii)   [ ]
         Rule 12g-4(a)(2)(i)   [ ]        Rule 12h-3(b)(2)(i)    [ ]
         Rule 12g-4(a)(2)(ii)  [ ]        Rule 12h-3(b)(2)(ii)   [ ]
                                          Rule 15d-6             [ ]

          Approximate number of holders of record of Common Stock, par value $.01 per share, as of the certification or notice date:
15

          Approximate number of holders of record of 12 1/2% Senior Subordinated Notes due 2009 as of the certification or notice date:
None

          Pursuant to the requirements of the Securities Exchange Act of 1934, St. John Knits International, Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  April 26, 2005                           /s/ Roger G. Ruppert
                                              ---------------------------------
                                              Roger G. Ruppert
                                              Executive Vice President, Finance
                                              And Chief Financial Officer